United States
Securities and Exchange Commission
Washington DC 20549

Schedule 13D
Under the Securities and Exchange Act of 1934
(Amendment No.__1__)*

AVIVA PETROLEUM , INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

05379P304
(CUSIP Number)

David Zlatin, 23811 Chagrin Blvd, Suite 200
Beachwood, OH 44122-5525   (216) 595-0987
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

5/16/01
(Date of Event which Requires Filing of this Statement)

If this filing person has previously filed a statement on Schedule 13G to report this acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however see the Notes).












1	Name of Reporting Person	Ramat Securities Ltd

2	If a member of a group	a)     /  /
b)   /X/

3	SEC Use only


4	Source of Funds				WC


5	Check if Disclosure of Legal Proceedings is Required

6	Citizenship or Place of Organization		USA

Number of Shares	7	Sole Voting
Beneficially Owned
By Each Reporting
Person With		8	Shared Voting		6,577,370


9	Sole Dispositive

			10	Shared Dispositive	6,577,370

11	Aggregate Amount Beneficially owned	6,577,370

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	  14.02 %

14	Type of Reporting Person			BD

























1	Name of Reporting Person	David Zlatin

2	If a member of a group	a)	 /  /
					b)	/X/

3	SEC Use Only

4	Source of Funds			PF

5	Check if Disclosure of Legal Proceedings is Required

6	Citizenship or Place of Organization	USA

Number of Shares	7	Sole Voting
Beneficially Owned
By Each Reporting
Person With		8	Shared Voting		6,577,370

			9	Sole Dispositive

			10	Shared Dispositive	6,577,070

11	Aggregate Amount Beneficially owned	6,577,070

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11) 14.02 %

14	Type of Reporting Person			IN




























1	Name of Reporting Person	Howard Amster

2	If a member of a group	a)	 /   /
					b)	/X/

3	SEC Use only

4	Source of Funds			PF

5	Check if Disclosure of Legal Proceedings is Required

6	Citizenship of Place Organization	USA

Number of Shares	7	Sole Voting
Beneficially Owned
By Each Reporting
Person With		8	Shared Voting		4,055,100

			9	Sole Dispositive

			10	Shared Dispositive	4,055,100

11	Aggregate Amount Beneficially owned	6,577,370

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11) 14.02%

14	Type of Reporting Person		IN




























1	Name of Reporting Person	Amster Trading Company
					Charitable Remainder Unitrusts

2	If a member of a group	a)	 /   /
					b)	/X/

3	SEC Use only

4	Source of Funds		AF

5	Check if Disclosure of Legal Proceedings is Required

6	Citizenship of Place Organization	USA

Number of Shares	7	Sole Voting
Beneficially Owned
By Each Reporting
Person With		8	Shared Voting		4,055,100

			9	Sole Dispositive

			10	Shared Dispositive	4,055,100

11	Aggregate Amount Beneficially owned	4,055,100

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)  8.65 %

14	Type of Reporting Person		OO



























1	Name of Reporting Person	Amster Trading Company


2	If a member of a group	a)	 /   /
					b)	/X/

3	SEC Use only

4	Source of Funds		WC

5	Check if Disclosure of Legal Proceedings is Required

6	Citizenship of Place Organization	USA

Number of Shares	7	Sole Voting
Beneficially Owned
By Each Reporting
Person With		8	Shared Voting		4,055,100

			9	Sole Dispositive

			10	Shared Dispositive	4,055,100

11	Aggregate Amount Beneficially owned

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)

14	Type of Reporting Person		CO



























There are no changes to the Schedule 13D, as amended except as follows:

Item 2 		Identity and Background

Howard Amster is the 100% owner of Amster Trading Company and as such can be deemed the beneficial owner of such entity and may be deemed to have shared voting and dispositive power over shares owned by Amster Trading Company.

Amster Trading Company, 25812 Fairmount Blvd, Beachwood, OH 44122
Investments
d)	Neither the officers, directors, or shareholder of Amster Trading
Company have been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors, if any) within the last five years.

e)	Neither the officers, directors or shareholder of Amster Trading
Company have been a party to any civil proceedings of a judicial or administrative body of competent jurisdictions of the type described in Item 2 of Schedule 13D within the last five years.

Amster Trading Company Charitable Remainder Unitrusts have been
100% funded by Amster Trading Company.  Because Amster Trading
Company has the right to change the trustee of the trust, it can be deemed to have the right to shared voting and dispositive power over any security owned by the trusts. While Amster Trading Company receives certain income distributions from the trusts, the assets owned by the trusts benefits charitable purposes. Amster Trading Company disclaims beneficial ownership of the securities owned by these trusts.

Amster Trading Company Charitable Remainder Unitrusts
25812 Fairmount Blvd, Beachwood, OH 44122-2214
Charitable Remainder Unitrust
d)	Neither the trust or trustee of the Amster Trading Company
Charitable Remainder Unitrusts have been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors if any) within the last five years.

e)	Neither the trust or the trustee of the Amster Trading Company
Charitable Remainder Unitrust have been a party to any civil proceedings of a judicial or administrative body or competent jurisdiction of the type described in Item 2 of Schedule 13D within the last five years.

a)	Howard Amster, as trustee of the Amster Trading Company
Charitable Remainder Unitrusts

b)	25812 Fairmount Blvd, Beachwood, OH 44122-2214

c)	Present principal occupation-Securities Principal,
Ramat Securities Ltd, securities firm-23811 Chagrin Blvd #200,
Beachwood, OH 44122-5525

d)	Howard Amster has not been convicted in any criminal
proceedings (excluding traffic violations or similar misdemeanors, if any) within the last five years.

e)	Howard Amster has not been party to any civil proceedings
of a judicial or administrative body of competent jurisdiction of the type described in Item 2 of Schedule 13D within the last five years.

f)	USA

Item 3.	Source and Amount of Funds or Other Consideration

Amster Trading Company Charitable Remainder Unitrusts purchased shares with trust assets without borrowing. The total consideration for the purchases of the shares is $ 202,755.00.

Ramat Securities Ltd purchased shares with working capital without borrowing. The total consideration for the purchases reported on this amendment is $ 25,000.00 bringing Ramat Securities Ltd's total investment to $ 259,015.34.




Item 4		Purpose of Transaction

Amster Trading Company Charitable Remainder Unitrusts,
Ramat Securities Ltd., David Zlatin, acquired shares for purposes of investment. They may be deemed to be a group.

The member group primary purpose of transactions is for investment. David Zlatin and Howard Amster are seeking two board of director seats under a proposal to increase the size of the board of directors to at least five members, including the two current directors.

They are not seeking control of the company. They seek to work with management regarding the goals and direction of the company.




Item 5.	Interest in Securities of the Issuer

(a)(b) The aggregate amount owned by Reporting Persons is 10,632,470 shares or 22.67 % of the outstanding shares.

Ramat Securities Ltd owns 6,577,370 or 14.02 % of the outstanding shares.

Amster Trading Company Charitable Remainder Unitrusts own
4,055,100 shares or 8.65 % of the outstanding shares


c)	Description of Transactions

The reporting group purchased 911,020 Depositary Shares.
Each Depositary Share represents five shares of Common Stock held by a Depositary bring the total for the reporting group to 2,126,494 Depositary Shares.


Trades were executed in a private transaction at $ .25
Depositary Share on 5/16/01, the effective date.


Identity				 Shares
Amster Trading Co			 811,020
Charitable Remainder
Unitrusts

Ramat Securities Ltd			 100,000
					 911,020 Depositary Shares*


Depositary Shares equals 4,555,100 Common Shares.*
(Each Depositary Share represents five shares of Common
Stock held by a Depositary)



Signature	After reasonable inquiry and to the best of our knowledge
		and belief, we certify that the information set forth in this statement is true, complete and correct.





Date:	5/17/01



Ramat Securities Ltd


David Zlatin


Howard Amster


Amster Trading Company


Amster Trading Company
Charitable Remainder Unitrusts